Exhibit 99.6

MAGNA INTERNATIONAL INC.

CODE OF CONDUCT AND ETHICS

This Code of Conduct and Ethics sets forth the basic principles we are committed to with respect to our dealings with all of our stakeholders and also acts as a guide to assist our employees in meeting the ethical standards reflected in the Code.

As a statement of the basic principles we are committed to with respect to our stakeholders, this Code complements our Corporate Constitution which forms a part of our Articles (charter documents), our Employee’s Charter and a number of our corporate policies, including those dealing with insider trading, environmental responsibility, occupational health and safety, and the policies set out in our Employee Handbooks, all as amended from time to time.

As a guide to assist our employees, this Code cannot address every situation that may arise. Where an employee is in doubt about how to act in any situation, they should first consider whether their action is or would be legal, ethical, honest and fair. It may be helpful for an employee to consider whether he or she would be unwilling or embarrassed to discuss a possible course of action with a friend, family member or co-worker; if so, there is a strong chance that this course of action may violate this Code. If still unsure, an employee can discuss the matter with a supervisor as contemplated by our Open Door policy or call  Magna’s Good Business Line on an anonymous basis. Employees will not be penalized, discharged, demoted, suspended or discriminated against for enquiring in good faith about actions which may violate this Code.

This Code applies to all of our employees, including all of our officers, and to our directors. Failure to abide by this Code will lead to disciplinary action, proportionate to the breach. In the case of a serious breach, an employee may be dismissed for just cause.  Our consultants, independent contractors, agents and other representatives will be required to meet the same ethical standards as our employees and will face the same types of consequences, up to and including termination of any consulting, contract, agency or representative relationship with us.

Waivers of this Code may from time to time be granted in limited circumstances to our directors, officers and employees. Any director or officer who requires such a waiver must seek it in writing from our Audit Committee and any such waivers granted will be publicly disclosed in accordance with applicable law, rules and regulations. Any employee that is not an officer and who requires a waiver of this Code may seek such a waiver in writing from our Chief Legal Officer, Corporate Secretary or Executive Vice-President, Global Human Resources.

From time to time, an employee may become aware of a violation of this Code by others in the Magna Family of Companies. Any violations of this Code should be reported through the Good Business Line which we have established, or directly to our Audit Committee. In either case, an employee may do so anonymously. We will ensure that an employee will not be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of this Code.

We have developed a strong reputation for producing a “better product for a better price” and providing innovative solutions to customers, delivering consistent financial returns to shareholders, treating employees with fairness and respect and demonstrating our commitment to all our stakeholders. The success we have achieved has been based on the dedication and hard work of our employees, the entrepreneurial spirit of our operations managers and the leadership of our management. Our reputation and our success could not have been possible without our commitment to a corporate culture rooted in fairness, integrity, honesty and concern for people. We believe this Code will help strengthen these principles and allow us to build on our past successes.

Corporate Constitution

We have adopted and are committed to complying with our Corporate Constitution, which forms part of our Articles (charter documents). Our Corporate Constitution defines certain rights of our key stakeholders and imposes discipline on our management. The principles contained in our Corporate Constitution relate to:

•              employee equity and profit participation;

•              shareholder profit participation;

•              management profit participation;

•              research and development;

•              social responsibility;

•              a limitation on unrelated investments; and

•              a majority of non-management members on our board of directors.

A complete description of our Corporate Constitution can be found on our website.

Employment Practices

We are committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of our Fair Enterprise culture in which employees and management share in the responsibility to ensure our success.  This philosophy is contained in our Employee’s Charter which reflects the following principles:

•              job security;

•              a safe and healthful workplace;

•              fair treatment;

•              competitive wages and benefits;

•              employee equity and profit participation;

•              communication and information;

•              an employee hotline; and

•              an Employee Relations Advisory Board.

The complete text of our Employee’s Charter can be found on our website.

Protection of Personal Information

We are also committed to protecting personal information relating to our employees and other stakeholders. Such information will only be collected, used and disclosed for legitimate business purposes and in administering the working relationship, such as administering employee wages and benefits, for discipline purposes or as otherwise required or permitted by applicable law. We will comply with all applicable privacy and data protection legislation in force from time to time. Further information regarding our employee data protection practices is set out in our Policy on Personal Information, which can be found in our Employee Handbooks and on our website.

Respect for Human Rights

We will strive towards providing our employees with a workplace free from discrimination or harassment. In particular, we believe that all our employees should enjoy equal employment opportunities without regard to their sex, race, ethnic background, religion, disability or any other personal characteristic protected by law.  Additionally, we prohibit the use of forced labour and child labour at any of our facilities and will comply with applicable human rights legislation in force from time to time within those jurisdictions where we do business.

Our employees shall not discriminate against or harass any fellow employees, or any other persons with whom they come in contact in the course of their employment, on the basis of sex, race, ethnic background, religion, disability or any other personal characteristic protected by law.

Compliance with Law

We believe in complying with both the letter and the spirit of applicable laws, rules and regulations in the jurisdictions in which we conduct business. Our employees shall not engage in unfair or illegal trade practices or violate the laws of the jurisdictions in which we conduct business.

Conducting Business With Integrity, Fairness and Respect

We firmly believe in conducting business with integrity, fairness and respect in all countries where we compete.  Our employees shall respect and act in a manner sensitive to the cultures and customs of the countries in which we operate as well as the communities and environment where we conduct business.

Fair Dealing

We will seek to secure business from customers on the basis of having a “better product for a better price”.

Our employees shall not, directly or indirectly, offer bribes, kickbacks or other similar payments, or promise any other improper benefit for the purpose of influencing any customer, supplier, public official or any other person, provided that any payments which are permissible under applicable law are not prohibited under this Code. Similarly, our employees are prohibited from, directly or indirectly, accepting bribes, kickbacks or any other improper benefit which could influence or appear to influence them in the performance of their duties, provided that any payments which are permissible under applicable law are not prohibited under this Code. Reasonable business entertainment and gifts or favours of nominal value or those which are appropriate in the circumstances will not be considered a breach of our commitment to fair dealing, as long as such entertainment or gifts are consistent with business practice, not intended as an inducement, not contrary to applicable law and will not embarrass us or our employees if disclosed publicly.

Financial Reporting

We will maintain financial, accounting and business records that fully and accurately reflect all the transactions and businesses in which we engage, in accordance with applicable accounting principles, policies and practices.

No employee, nor anyone acting on the instruction of any employee, is permitted to take any action to violate our financial reporting policies or to circumvent our system of internal controls.

Conduct of Senior Officers

We expect our executive and senior officers to engage in honest and ethical conduct, including by meeting the standards established for all of our employees in this Code. These officers are expected to promptly disclose to our Audit Committee any breaches by them of this Code, particularly the existence of any transaction or relationship which could give rise to a conflict of interest.

Improper Securities Trading

We have adopted, will continue to maintain and will strictly enforce a policy restricting our directors, officers and other “insiders” from purchasing or selling our common shares, or other public securities, for specified periods prior to the release of our financial results and/or when such persons have knowledge of any material non-public information with respect to our business. In addition, these insiders are prohibited from engaging in certain other activities that could enable them to improperly profit from changes in our share price, including through the purchase of put or call options, “short sales”, late trading and market timing.

Our employees shall not engage in illegal trades of our securities, including trades based on knowledge of material non-public information with respect to our business.  Furthermore, our employees are prohibited from improperly disclosing any material non-public information to any third party. The full text of our Insider Trading and Reporting Policy can be found on our website.

Public Disclosure of Material Information

As a public company, we are required to:

•                                          make timely and accurate disclosure of material information to the public; and

•                                          avoid selective disclosure of material non-public information.

We are committed to strictly observing all applicable legal requirements relating to the disclosure of material information. We have adopted and will strictly enforce our Corporate Disclosure Policy governing all disclosures of material, non-public information.

Some of our employees are party to material information on a regular basis. Such employees have been made aware that applicable securities law requires the timely public disclosure of material information relating to our business, operations and financial condition. Each employee who is responsible for public disclosures is required to comply with applicable securities law and our Corporate Disclosure Policy in providing full, true and plain disclosure of all material information relating to our business, operations and financial condition. The full text of our Corporate Disclosure Policy can be found on our website.

Compliance with Antitrust and Competition Laws

We will comply with the applicable antitrust and competition laws in the jurisdictions in which we compete. Accordingly, we will not collude in any way with any competitor to:

•              fix prices, discounts or terms of sale; or

•              divide markets, market shares, customers or territories.

The Environment and Occupational Health and Safety

We are committed to environmental responsibility and occupational health and safety. Accordingly, we have adopted and will strictly observe our Health, Safety and Environmental Policy which requires us to, among other things, comply with or exceed applicable environmental and occupational health and safety laws. The full text of our Health, Safety and Environmental Policy can be found on our website, and specific guidelines regarding the promotion of workplace health and safety as well as protecting the environment, are set out in our Employee Handbook.

Avoidance of Conflicts of Interest

We expect our employees to honor their duty of good faith and fidelity, and to perform their duties in a manner which seeks to ensure our best interests ahead of their own interests.  We further expect that none of our employees will:

•                                          take advantage of any business opportunity discovered through the employee’s position or through the use of our property or information;

•                                          use their position or our property or information for personal gain;

•                                          compete with us; or

•                                          take any steps which involve or create the appearance of a conflict of interest.

Use of Confidential Information

We require our employees to treat as confidential all trade secrets and proprietary information relating to us and our customers and suppliers. We also require our employees to prevent the misuse or improper disclosure of confidential information relating to other employees.

Corporate Policies

In addition to the corporate policies referred to in this Code, we maintain a variety of policies and procedures governing various matters, and we require our employees to abide by them.

Resources for Employees

Magna Website: www.magna.com

Good Business Line:

1-800-976-2462 — Canada and the United States
001-800-514-2462 — Mexico
800-820-2868 — China
00-800-26-31-69-12 — all other countries

Corporate Secretary: Telephone: (905) 726-7070 Fax: (905) 726-2603, email: bassem.shakeel@magna.com

Chairman, Corporate Governance and Compensation Committee: Mr. Michael Harris, c/o Corporate Secretary’s Office, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Chairman, Audit Committee:  Mr. Donald Resnick, c/o Corporate Secretary’s Office, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Board Approved:  March 22, 2011